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                           December 23, 2020

       Nora Brennan
       Chief Financial Officer
       TELA Bio, Inc.
       1 Great Valley Parkway, Suite 24
       Malvern, Pennsylvania 19355

                                                        Re: TELA Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 18,
2020
                                                            File No. 333-251505

       Dear Ms. Brennan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Rachael Bushey